UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-36738

NAVIOS MARITIME MIDSTREAM

PARTNERS L.P.

(Exact name of registrant as specified in its charter)

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(011) + (377) 9798-2140

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One*

*

On October 7, 2018, Navios Maritime Midstream Partners L.P. (“NAP”), and its general partner, Navios Midstream Partners GP LLC, entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Navios Maritime Acquisition Corporation (“NNA”) and its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub was merged with and into NAP, with NAP being the surviving entity (the “Merger”). As a result of the merger, NAP became a wholly-owned subsidiary of NNA.

Pursuant to the requirements of the Securities Exchange Act of 1934, Navios Maritime Midstream Partners L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NAVIOS MARITIME MIDSTREAM PARTNERS L.P.

Date: December 21, 2018	By:	/s/ Angeliki Frangou
Name: Angeliki Frangoui
Title: Chief Executive Officer